July 22, 2010

Mr. Shant Koumriqian
Chief Financial Officer
MPG Office Trust, Inc.
355 South Grand Avenue, Suite 3300
Los Angeles, California 90071

> **Re:** **MPG Office Trust, Inc.**
> **Form 10-K/A for the year ended 12/31/2009**
> **Filed on 4/30/2010**
> **File No. 001-31717**

Dear Mr. Shant Koumriqian:

We have reviewed your response letter dated July 19, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.   We note your attorney has submitted the acknowledgment for the following on your
        behalf.   However, this acknowledgement must be provided by the company directly.
        Please provide in writing a statement acknowledging that:

        ▪   the company is responsible for the adequacy and accuracy of the disclosure in the
            filing;
        ▪   staff comments or changes to disclosures in response to staff comments do not
            foreclose the Commission from taking any action with respect to the filing; and
        ▪   the company may not assert staff comments as a defense in any proceeding initiated
            by the Commission or any person under the federal securities laws of the United
            States.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations.

Liquidity and Capital Resources, pages 41 – 58

2.   The staff will review the disclosure responsive to comment one when the next Form 10-Q
        is filed.

Results of Operations, pages 58 – 64

3.   We have considered your response to comment two.   Please confirm that you will
        expand future filings to discuss your basis for excluding properties in default from your
        definition of Same Properties Portfolio similar to the information provided in your
        correspondence.

Financial Statements and Notes

Note 4 – Mortgage and Other Secured Loans, pages 101-107

4.   We have considered your response to comment four.   We note that you believe the
        triggering of these guarantees is remote. We also note your acknowledgement that you
        will expand future filings to disclose these "non-recourse carve out" guarantees.   Please
        confirm that your disclosures in future filings will comply with the requirements outlined
        in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification.

Note 15 – Financial Instruments

Interest Rate Swap, page 127

5.   We have considered your response to comment five.   Please confirm that you will expand future filings to discuss how the collateral payments are determined similar to the information provided in your correspondence.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have any questions.

                        Sincerely,

                        Linda Van Doorn
                        Senior Assistant Chief Accountant